
ITURAN
communication & location

December 14, 2008

ATTN. MR. JAY WEBB, REVIEWING ACCOUNTANT

DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET N.W.
WASHINGTON, D.C. 20549

Re: Ituran Location and Control Ltd.
         Form 20-F for fiscal year ended December 31, 2007
         Filed: June 30, 2008
         File No. 001-32618

Ladies and Gentlemen:

This letter is submitted on behalf of Ituran Location and Control Ltd., in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Annual Report on Form 20-F for the year ended December 31, 2007 (the "**2007 20-F**").

Our numbered responses below correlate to the numbers in Staff comment letter dated November 24, 2008.

1.   In response to Staff's comment, please note that the Company disclosed, in Item 15T (B) of the 2007 20-F that it had ineffective control related to the process of internal review of the financial statements of its subsidiary, Ituran Brazil. In addition, the Company disclosed in Item 15T (A) that it had effective disclosure controls and procedures. The term "disclosure control and procedures" under Rule 13a-15 is defined as "controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms....designed to ensure that the information required to be disclosed by an issuer in the reports it files or submits under the Act is accumulated and communicated to the issuer's management...to allow timely decisions regarding required disclosure."

The Company believes that it meets the criteria set forth by Rule 13a-15 to have implemented effective disclosure controls and procedures to enable it to timely record, process, summarize and report the information within the time period specified by the Commission's rules.

Without derogating from the aforesaid, the Company disclosed in its 2007 20-F that it identified three (3) material weaknesses in its internal control over financial reporting, specifically in its subsidiary in Brazil, however, on a consolidated basis, the Company was able to institute effective control procedures to ensure that it meets the criteria under Rule 13a-15. In particular, once the Company (i.e. Ituran Location and Control Ltd.) gathers all the financial information and supporting documents from its subsidiaries and their auditors, the Company implements control procedures to verify the information provided to it.

2.   In response to Staff's comment, the Company, being an accelerated filer, had followed the instruction Note to Item 15T that specify the use of Item 15T in lieu of Item 15 and provided the required information under that Item.

3. In response to Staff's comment, kindly note that the line item "Subsidiary no longer consolidated" in an amount of $6.9 million represents the <u>net cash</u> that resulted from the sale of the subsidiary, Telematics Wireless Ltd. As explained in note 1d to the financial statements of the Company, pursuant to the sale transaction, the Company sold its entire shareholdings of Telematics, for an amount of US$80 million and recorded a capital gain (net of direct expenses) in an amount of US$50 million. However, it should be noted that the entire proceeds from the sale of Telematics were received by the Company in January 2008 and therefore were presented in the consolidated balance sheets as of December 31, 2007 as a short-term asset (Accounts receivable in respect of sale of subsidiary) within the line item "other current assets".

    This net amount of $6.9 million is explained further in Appendix B to the Company's consolidated statements of cash flows.

4. In response to Staff's comment, it is worth noting that this matter was raised also in connection with the Company's correspondences with the SEC regarding the Company's Registration Statement on Form F-1 that was submitted in June 2005. The Company responded in writing and supplemented further explanations in a conference call with the SEC staff.

    Set forth below is a description of the sales of AVL units and the provision of AVL services by the Company. Kindly note that this description relates solely to the Company's AVL product line (location services), since the rest of the products sold by the Company do not involve the provision by the Company of any services whatsoever after the product is sold to the customer:

    A. Transactions with insurance companies

    The transactions with insurance companies can be broken down into two types, as follows:

    (i)   The sale of equipment to insurance companies and the provision of location services by and between Ituran's subsidiary and the insurance companies. In respect of these transactions, the Company usually sells the equipment to the insurance companies through a purchase order and earns a small gross profit on the sale of the equipment to the insurance companies.

          In respect of the location services that the Company provides to the insurance companies, the agreement is on a monthly basis which the insurance company can terminate at any time.

    (ii) Lending equipment to insurance companies and providing location services to the insurance companies. In this type of transaction, Ituran's subsidiary lends the equipment to the insurance company and provides the location services to the insurance company. The insurance company enters into monthly subscription agreements in respect of location services only. The equipment remains on the books of the subsidiary as fixed assets and is depreciated on a regular basis over the duration of its operation.

          In the event that the insurance company decides to terminate the location services, it may either return the equipment to the Company or purchase it (it should be noted that due to the fact that the transaction can be terminated at any time, with the return of the equipment to the Company, such transactions cannot be considered as financial lease of the equipment). With respect to the lending transactions, some agreements include a provision for a minimum service period (mostly up to 12 months).

ITURAN
communication & location

Most of the transactions with the insurance companies are based on the first model described in (i) above, i.e. sale of equipment and service to the insurance company.

B. Direct sales to the private market and to third party installers

The sales by the Company to the private market are broken down into three types, as follows:

(i)   Fleet management - the following two types of transactions:

    a)   Sale of equipment to a third-party company which then resells the product to the end user. Then the end user enters into an independent service agreement with the Company, on a monthly basis.

    b)   Sale of the product and service to fleet management customers. The Company earns a small gross profit on the sale of the product. The service is provided on a monthly basis and can be terminated at any time by the customer. It also should be emphasized that the customers are not obligated to any minimum service period.

(ii)   Location - Sale of products to third-party installers/dealers who in turn market and sell the equipment to the end user.

    After installation of the equipment by the installer at the end user, the location services are provided by the Company to the customer, based on an agreement between the Company and the customer, either at the initiative of the customer or of the Company. In light of the above, the Company has two different and independent agreements with two separate customers:

    -     With the installer/dealer in respect of the equipment.

    -     With the end customer in respect of the service. The agreement between the Company and the end customer is on a monthly basis and can be terminated by the customer at any time.

(iii)   Lending equipment to entities in the private market and provision of subscription services for location only, on a monthly basis - the equipment remains the property of the Company and there is no transfer of title. The agreements between the Company and the private market's customers explicitly state that upon termination of the service, the customer must either return the equipment to the Company or purchase the equipment. The equipment remains on the books of the Company as fixed assets and is depreciated on a regular basis over the duration of its operating life. With respect to the lending transactions, some agreements include a provision for a minimum service period (mostly up to 12 months).

In respect of the entire product sales made to customers, when the customer purchases the equipment (either from the Company, installers or from the dealers), he may transfer the equipment to another car or sell it to another person. Location services as mentioned above are independently offered on a monthly basis to all customers owning a location instrument and interested in receiving location services, whether the owner of the equipment purchased the equipment directly from the Company, from a dealer or from another customer.



It is also important to emphasize that the Company does not grant a right of return (other than for defective units) to any type of customers (i.e. insurance companies, dealers or end-users) with respect to the equipment sold.

In light of the above, based on the nature of the transactions that relate to the Company's AVL product line as described above, we believe that the Company does not have revenue arrangements involving multiple deliverables and therefore EITF 00-21 is not applicable. And as mentioned above, all of the other products sold by the Company do not involve any provision of services after the products are sold to the customer.

5. In response to Staff's comments, the Company will revise its filing to include the financial statements of Teleran Holdings that have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). A copy of Terco Grant Thornton's report is attached hereto.

6. In response to Staff's comment, the Company will revise its filing to include the report of Terco Grant Thornton, covering the years 2006 and 2007. It is hereby clarified that Fahn Kanne & Co. relied on the work of Terco Grant Thornton for the years 2006 and 2007. In 2005, Fahn Kanne & Co. did not rely on the work of Terco Grant Thornton. We refer you to the report filed by Fahn Kanne & Co in the Company's annual report on Form 20-F for the year 2006 in which Fahn Kanne provided that they have audited the financial statements of the Company for the year 2005. A copy of Terco Grant Thornton report is attached hereto.

7. In response to Staff's comment, please note that Mazar's full name is Estudio Urien & Asociados and is listed as a registrant with the PCAOB, including on PCAOB's website. For reference and convenience, we have included Mazar's registration on the PCAOB's website.

8. In response to Staff's comment, please refer to our response to Staff's comment #7 above.

9. In accordance with Staff's comment, the Company will revise its filing to include the reports of Estudio Urien & Asociados and Terco Grant Thornton to include the name of the firm directly below the auditor's signature.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions about this response, please feel free to call the undersigned at +972-3-557-1346

Sincerely,

Eli Kamer

Chief Financial Officer

Ituran Location and Control Ltd.



Terco
Grant Thornton

Teleran Holding Ltda.

Financial Statements together with
the Report of independent Registered
Public Accountanting Firm

December 31, 2007 and 2006



Terco

GrantThornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTING FIRM

To the shareholders of Teleran Holding Ltda. - Brazilian entity:

We have audited the accompanying consolidated balance sheets of Teleran Holding Ltda. (a Limited Liability Company) and its subsidiary as of December 31, 2007 and 2006 and the related consolidated statements of operations and comprehensive income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company (and its subsidiaries) as of December 31, 2007 and 2006 and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.



Terco
Grant Thornton

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Teleran Holding Ltda.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 27, 2008 expressed an adverse opinion on the effectiveness of its internal control over financial reporting because of the existence of material weaknesses.

São Paulo, June 27, 2008.

Terco Grant Thornton



Terco
Grant Thornton
Auditores Independentes
José André Viola Ferreira
Partner



Terco
GrantThornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Teleran Holding Ltda. – Brazilian entity

We have audited Teleran Holding Ltda.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Teleran Holding Ltda.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the management's report on internal control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



Terco

Grant Thornton

A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment:

Ineffective controls related to reconciliation of the Accounts Receivables. This control deficiency has resulted in audit adjustments to the annual financial statements for the year ended December 31, 2007.

Ineffective controls to ensure timely and accurate recording of transfers of inventory to fixed assets, as well as goods are delivered to or returned from customers. Such deficiency, also effect the controls over physical inventories and provision for obsolescence which are not effectives. This control deficiency resulted in audit adjustments to the annual financial statements for the year ended December 31, 2007.

Ineffective controls related to review of financial statements. The financial statements are prepared by local management and no review is performed. This control deficiency resulted in audit adjustments to the annual financial statements for the year ended December 31, 2007.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Teleran Holding Ltda. as of and for the year ended December 31, 2007.

The material weaknesses identified above were considered in determining the nature, timing, and extent of audit tests applied in our audit the financial statements of the Company as of and for the year ended December 31, 2007, and this report does not affect our report dated June 27, 2008, on such financial statements, which expressed an unqualified opinion.

São Paulo, Brazil

June 27, 2008

Terco Grant Thornton

Terco

Grant Thornton

Auditores Independentes
José André Viola Ferreira



PCAOB®
Public Company Accounting Oversight Board

1666 K Street, N.W.
Washington, DC 20006
Telephone: (202) 207-9100
Facsimile: (202) 862-8430
www.pcaobus.org

Registrant	*Headquarters Office Location*
Ernst & Young Statsautoriseret Revisionsaktieselskab	Copenhagen, Denmark
Ernst & Young Vietnam Limited	Ho Chi Minh City, Viet Nam
Ernst & Young Wirtschaftsprufungsgesellschaft mbH	Vienna, Austria
Ernst & Young, S.A.	Santa Ana, Costa Rica
Ernst & Young, S.L.	Madrid, Spain
Espineira, Sheldon y Asociados	Caracas, Venezuela
Esther Yap & Co.	Kuala Lumpur, Malaysia
ESTUDIO HECTOR DEFFEMINIS	Montevideo, Uruguay
ESTUDIO TORRENT AUDITORES	Buenos Aires, Argentina
Estudio Urien & Asociados	Ciudad Autonoma De Buenos Aires, Argentina
Eubank & Betts, PLLC	Jackson, MS
EUGENE M EGEBERG III	Baltimore, MD
Evershine CPAs Firm	Taipei, Taiwan
Exafi Audit & Conseil	Paris, France
Experts Conseils Et Associes	Petion-ville, Haiti
Fabregas Mercade y Co. Auditores-Consultores, S.L.	Barcelona, Spain
Fahn Kanne & Co.	Tel Aviv, Israel
Faircloth & Associates P.A.	Tampa, FL
Falcon Sanchez & Associates, PSC	Guaynabo, Puerto Rico
FALK & Co GmbH Wirtschaftsprufungsgesellschaft StBG	Heidelberg, Germany
Farber Hass Hurley LLP	Camarillo, CA
Farmer, Fuqua & Huff, P.C.	Plano, TX
Faulk & Winkler, L.L.C.	Baton Rouge, LA
Favors Rettig, CPA's, P.S.	Fircrest, WA
Faw, Casson & Co., LLP	Dover, DE
Fazzari & Partners LLP	Vaughan, ON, Canada
FCN SOCIETE FRANCAISE DE REVISION	Reims, France
Feeley & Driscoll, P.C.	Boston, MA
Fei-Fei Catherine Fang, CPA	Plano, TX
Ferlita, Walsh & Gonzalez, P.A.	Tampa, FL
Fesnak and Associates, LLP	Devon, PA
FGS-FARRELL GRANT SPARKS	Dublin, Ireland
FIDELIO	Paris, France
FIDES Treuhandgesellschaft KG	Bremen, Germany
FIDULEMCO	Hamme, Belgium
Figueroa Jimenez & Co., S.A.	San Salvador, El Salvador
FINACC PARTNERS	Rockville, MD
Fiondella, Milone & LaSaracina LLP	Manchester, CT



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

Iturán Argentina S.A.

We have audited the balance sheets of Iturán Argentina S.A. (the "Company") as of December 31, 2007 and 2006 and the related statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2007 and 2006 and the results of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Gustavo R. Chesta (Partner)
Estudio Urien & Asociados
Mazars – Argentina
February 8, 2008



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Ituran Argentina S.A.

Introductory Paragraph:

We have audited management's assessment, included in the accompanying (Management's Report on Internal Control), that Ituran Argentina S.A. maintained effective internal control over financial reporting as of December 31, 2007, based on criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Ituran Argentina S.A. management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

Scope Paragraph:

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition Paragraph:

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.



Inherent Limitations Paragraph:

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion Paragraph:

In our opinion, management's assessment that Ituran Argentina S.A. maintained effective internal control over financial reporting as of December 31, 2007, is fairly stated, in all material respects, based on criteria established in "Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Also, in our opinion, Ituran Argentina S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Explanatory Paragraph:

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Ituran Argentina S.A. as of December 31, 2007 and 2006, and the related statements of income stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2007, and our report dated February 8, 2008, expressed an unqualified opinion on those financial statements.

Signed by:

Gustavo R. Chesta (Partner)
Estudio Urien & Asociados
Mazars - Argentina
February 8, 2008